UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Amendment No. 4

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

LIME ENERGY CO.

(Name of the Issuer)

Lime Energy Co.

(Name of Person(s) Filing Statement)

COMMON STOCK, $.0001 PAR VALUE

(Title of Class of Securities)

53261U304

(CUSIP Number of Class of Securities)

Bruce D. Torkelson

Chief Financial Officer and Corporate Secretary

4 Gateway Center, 4th Floor

100 Mulberry Street

Newark, NJ 07102

(201) 416-2575

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Marc A. Leaf

Drinker Biddle & Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, NY 10036-2714

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction. ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee **
$36,889.35	$4.28

* Calculated solely for the purposes of determining the filing fee. The reported amount reflects the cash-out payment for 14,815 shares of Common Stock of the Company, at $2.49 per share, in lieu of issuing fractional shares to holders of less than 300 shares of Common Stock.

** Determined pursuant to Rule 0-11(b)(1) as the product of the Transaction Valuation and 0.0001159 ($115.90 per million dollars, the Commission’s current fee rate).

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9.44

Form or Registration No.:	Schedule 14A - Preliminary Proxy Statement

Filing Party:	Lime Energy Co.

Date Filed:	October 7, 2016

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 4 (this “Amendment”) amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) that was originally filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2016 by Lime Energy Co., a Delaware corporation (the “Company”), and amended on November 15, 2016, December 21, 2016, and December 30, 2016.

The original Schedule 13E-3 and each subsequent amendment were filed at the same time as filing of the Company’s preliminary and definitive soliciting materials under Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s solicitation of proxies for use at a special meeting of stockholders of the Company (the “Special Meeting”) on January 31, 2017 (such solicitation, the “Rule 13E-3 Transaction”).

The purposes of the Special Meeting were as follows:

1.              To consider and vote upon proposals to amend the Company’s Certificate of Incorporation to effect, alternatively, as determined by the Company’s Board of Directors in its discretion, one of three reverse stock splits — 1-for-300, 1-for-500, or 1-for-1000 — of the shares of the Company’s common stock, par value $.0001 per share (the “Common Stock”) which, if approved and implemented, would enable the Company to suspend its periodic reporting obligations under the Exchange Act, and thereby eliminate many of the expenses associated with being subject to reporting obligations of the SEC.

2.              To consider and vote upon a proposal to amend the Company’s Certificate of Incorporation to effect a forward stock split of the Common Stock immediately following the reverse stock split of the Common Stock, at a ratio that is reciprocal to the ratio ultimately selected by the Board for the reverse stock split.

This Amendment is being filed as a final amendment to the Schedule 13E-3 to report the results of the Rule 13E-3 Transaction.

As scheduled, the Special Meeting was held on January 31, 2017. A quorum being present, each of the proposals submitted to the Company’s stockholders received the (i) affirmative vote of the majority of outstanding shares of Common Stock and Preferred Stock present, in person or by proxy, at the Special Meeting and entitled to vote, voting together as a single class, and (ii) the approval of the holders of a majority of the outstanding shares of Common Stock present, in person or by proxy, at the Special Meeting and entitled to vote, voting as a separate class. Following the Special Meeting, the Company’s Board of Directors met and determined to implement a 1-for-300 reverse stock split, such that (a) every holder of Common Stock shall receive one share of Common Stock for every 300 shares of Common Stock held (the “Reverse Stock Split”) and (b) each stockholder of record owning fewer than 300 shares of Common Stock immediately prior to the effective time of the Reverse Stock Split shall receive a cash payment per pre-split share equal to the greater of (A) $2.49 and (B) the average closing market price over the 10-day period ending on February 10, 2017, the record date for the Reverse Stock Split, subject to any applicable U.S. federal, state and local withholding tax, and without interest. The Reverse Stock Split will be followed immediately by a forward stock split of the Company’s outstanding shares of Common Stock at a ratio of 300-for-1 (the “Forward Stock Split”; together with the Reverse Stock Split, the “Reverse/Forward Stock Split”).

As a result of the Reverse/Forward Stock Split, the Company expects to have fewer than 300 record holders of the Common Stock, which will cause the Common Stock to be eligible for termination of registration under the Exchange Act. If after the Reverse/Forward Stock Split there are fewer than 300 record holders of the Common Stock, the Company intends to file a notice on Form 15 with the SEC to terminate the Common Stock’s registration under Section 12(g) of the Exchange Act. Upon the filing of the Form 15, the Company’s obligation to file periodic and current reports under the Exchange Act will be immediately suspended. Deregistration of the Common Stock will be effective 90 days after filing of the Form 15. Upon deregistration of the Common Stock, the Company’s obligation to comply with the requirements of the proxy rules and to file proxy statements under Section 14 of the Exchange Act will also be suspended. The Company will not be required to file periodic and current reports with the SEC in the future unless it subsequently files another registration statement under the Securities Act of 1933, as amended, becomes listed on a national securities exchange, or again has at least 300 record holders of common shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIME ENERGY CO.

By:	/s/ Bruce D. Torkelson
Bruce D. Torkelson
Chief Financial Officer & Treasurer
Dated: January 31, 2017